Exhibit 2.2
NETGEAR, INC.
2007 BONUS PLAN
Purpose
The purpose of the Bonus Plan (“Plan”) is to reward employees who contribute to the success of the company and to provide an incentive for future performance.
Eligibility
1)	Bonuses will be granted only to regular full-time employees who have been in the Plan at least three months of the Plan year.

2)	Part-time or temporary employees and Consultants/Contractors are not eligible to participate in the Plan.

3)	Employees participating in separate incentive plans are not eligible to participate in the Plan.

4)	The bonus amount for eligible employees that have not participated in the plan for the full plan year will be prorated.

5)	Bonuses will be granted only to eligible employees that are employed on the date of the payoff, unless involuntarily terminated not for cause after October 1, 2007. In this instance, the bonus amount will be prorated.
Key Targets
The key factors driving the annual bonus consist of operating income, on a Non-GAAP basis, and completion of MBOs, the mix of which will vary depending on the level of employee.

Employee	Job Function	Components of Bonus (By Level)
Levels		Operating Income	MBO
1	CEO	60%	40%
2	Executives and Officers	60%	40%
3	Directors & Sr. Management	40%	60%
4	Management	40%	60%
5	Individual Contributors	40%	60%
Measurement
All components of the bonus are driven off the percentage bonus obtained from operating income. For example, if the operating income target is achieved, a 20% bonus is attainable. The employee would have to achieve 100% completion of MBOs in order to obtain the entire 20% bonus. Presented below is a table reflecting the maximum eligible rate by level of operating income achieved for each employee level:
AOP Target
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Operating Inc.	$72.0M	$81.9M	$92.0M	$102.0M
1	50.0%	100.0%	150.0%	200.0%
2	25.0%	50.0%	62.5%	75.0%
3	15.0%	30.0%	37.5%	45.0%
4	10.0%	25.0%	31.25%	31.25%
5	10.0%	20.0%	25.0%	25.0%
Cost excl. fringe	$3,534K	$7,667K	$9,725K	$10,576K

Payout
1)	Bonuses will be paid when the target operating income is achieved. The target operating income is the amount net of the projected bonus payout.

2)	Bonuses will be paid only after the Company achieves target operating income greater than $72.0 million.

3)	Bonuses will be paid when the target operating income exceeds the low end of the threshold to be in the target group.

4)	If the target operating income exceeds one target group, but does not meet the next target group, the payout percentage will be increased on a prorated basis per each million dollars achieved above target.

5)	Bonus payout will not exceed the % per tier above the $102.0M target level. However, the Compensation Committee can grant additional bonuses at its discretion.

6)	Bonuses will be paid after audited financials for 2007 have been issued (filing of the 10K). The payout will occur no later than March 31, 2008.

7)	Bonuses will be paid based on the employee’s regular earnings year to date as of December 31, 2007. Regular earnings exclude prior year bonus, housing or any other allowances.

8)	In the event of a material one time exception, gain or loss, the Board of Directors has discretion to determine whether it should be included or excluded in operating income (i.e. acquisition).